Public

15025240

SECURITIES AND EXCHANGE COMMISSION

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SEC Mail Processing Section
MAR 20 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Place Trade Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4030 Wake Forest Road, Suite 300
(No. and Street)

Raleigh (City) NC (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah M. Place 919-719-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive (Address), Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 3/23/15

OATH OR AFFIRMATION

I, Sarah M. Place, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Place Trade Financial, Inc., as of 31 December, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FELICIA FORBES
My Commission Expires 01/17/2017
NOTARY PUBLIC
WAKE COUNTY, NC

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Place Trade Financial, Inc
Balance Sheet
As of December 31, 2014

Accrual Basis

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
PNC Checking	398.69
Wells Fargo	
Wells Fargo Checking	-3,028.28
Wells Fargo High Yield Savings	78,565.79
Wells Fargo Savings	2,250.35
Total Wells Fargo	77,787.86
Total Checking/Savings	78,186.55
Accounts Receivable	
Commissions Rec	8,734.90
Total Accounts Receivable	8,734.90
Other Current Assets	
CRD Deposits	1,244.99
Interactive Brokers Cash	779.31
Interactive Brokers Clearing	12,362.31
Total Other Current Assets	14,386.61
Total Current Assets	101,308.06
TOTAL ASSETS	**101,308.06**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	6,133.89
Total Accounts Payable	6,133.89
Total Current Liabilities	6,133.89
Total Liabilities	6,133.89
Equity	
Additional Paid In Capital	148,942.68
Capital Stock	1,000.00
Retained Earnings	-123,496.54
Net Income	68,728.03
Total Equity	95,174.17
TOTAL LIABILITIES & EQUITY	**101,308.06**

Public

Place Trade Financial, Inc.

Statement of Financial Condition

For the Year Ended December 31, 2014

(Bound Separately as Confidential Treatment is Requested)